Exhibit 12(a)

XEROX CREDIT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions)

	2003	2002	2001	2000*	1999

Income before income taxes	$89	$142	$91	$137	$180

Fixed Charges:
Interest Expense
Xerox debt	—	—	—	13	32
Other debt	64	127	298	279	211

Total fixed charges	64	127	298	292	243

Earnings available for fixed charges	$153	$269	$389	$429	$423

Ratio of earnings to fixed charges (1)	2.39	2.12	1.31	1.47	1.74

(1)	The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.

*	As restated. Refer to Note 2 to the consolidated financial statements incorporated by reference in our 2001 Annual Report on Form 10-K.